UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 20, 2026, Spotify Technology S.A. issued a press release announcing that its Board of Directors has approved an increase in its share repurchase program by an additional $1.5 billion. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

 EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: August 20, 2026	By:	/s/ Christian Luiga
	Name:	Christian Luiga
	Title:	Chief Financial Officer